Exhibit 99.1

November 11, 2013

Press release

Turquoise Hill announces unaudited restated financial information for the years ended December 31, 2010, 2011 and 2012

VANCOUVER, CANADA – Turquoise Hill Resources today announced selected unaudited restated financial information for the years ended December 31, 2010, 2011, and 2012. All figures are in U.S. dollars unless otherwise stated.

On November 8, 2013, Turquoise Hill announced that it would restate its consolidated financial results for the years ended December 31, 2010, 2011, 2012 and the affected quarters, including 2013. The Company plans to effect this restatement by filing restated annual consolidated financial statements and management’s discussion and analysis (“MD&A”) for the year ended December 31, 2012, including comparative periods presented therein. Additionally, the effects of the restatement will be reflected in the Company’s interim consolidated financial statements and MD&A for the three and nine month periods ended September 30, 2013, including comparative periods presented therein.

Summary of key impacts following restatement

(Unaudited)

(Expressed in thousands of U.S. dollars)

	Year Ended December 31, 2012
	As previously reported	Correction related to SouthGobi revenue recognition	Correction related to withholding taxes on intercompany interest	As restated
Revenue	$133,771	$24,946	$—	$158,717
Cost of sales	(208,085)	(35,357)	—	(243,442)
Expenses	(507,334)	13,196	—	(494,138)
(Provision) recovery of income taxes	(34,340)	(573)	21,494	(13,419)
Net (loss) income attributable to Turquoise Hill Resources Ltd.	(434,555)	990	21,494	(412,071)

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com

	Year Ended December 31, 2011
	As previously reported	Correction related to SouthGobi revenue recognition	Correction related to withholding taxes on intercompany interest	As restated
Revenue	$179,049	$(48,294)	$—	$130,755
Cost of sales	(184,849)	40,363	—	(144,486)
Expenses	(390,805)	—	—	(390,805)
(Provision) recovery of income taxes	650	1,765	(14,311)	(11,896)
Net (loss) income attributable to Turquoise Hill Resources Ltd.	(570,372)	(3,042)	(14,311)	(587,725)

	Year Ended December 31, 2010
	As previously reported	Correction related to SouthGobi revenue recognition	Correction related to withholding taxes on intercompany interest	As restated
Revenue	$79,777	$(19,365)	$—	$60,412
Cost of sales	(94,773)	20,100	—	(74,673)
Expenses	(307,686)	—	—	(307,686)
(Provision) recovery of income taxes	13,118	(238)	(7,183)	5,697
Net (loss) income attributable to Turquoise Hill Resources Ltd.	(211,479)	408	(7,183)	(218,254)

The selected financial information has been restated to correct the following:

(a)	Correction of errors related to SouthGobi revenue recognition

Subsequent to the original issuance of the Company’s annual consolidated financial statements, Turquoise Hill determined that certain revenue transactions of SouthGobi Resources Ltd. (SouthGobi) were previously recognized in its consolidated financial statements prior to meeting relevant revenue recognition criteria. The restatement is due to a change in the Company’s determination of when revenue is to be recognized from coal sales contracts entered into in the fourth quarter of 2010, full year 2011 and in the first half of 2012. These transactions involved sales contracts where revenue was recognized upon delivery of coal to customers’ stockpiles in a yard located within the Ovoot Tolgoi mine’s mining license area, the location specified in the contracts as the point of title transfer, but which had not been collected by the customers. The restated financial information reflects a change in the point of revenue recognition from the delivery of coal to the customer’s stockpile to loading the coal onto the customer’s trucks at the time of collection.

(b)	Correction of error related to withholding taxes on intercompany interest

During 2012, Turquoise Hill identified and recorded $21.5 million of accrued withholding taxes on intercompany interest that arose in the years ended December 31, 2011 and 2010. As a result of the restatement described in (a) above, the Company has adjusted this out-of-period adjustment to reflect it in the proper periods.

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Timeline going forward

Subject to completion of the restatement audits by the Company’s auditors, Turquoise Hill currently anticipates that it will be in a position to finalize and file its restated consolidated financial statements and related disclosures at the time of filing its interim consolidated financial statements and related disclosures for the third quarter of 2013 by November 14, 2013.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia. Other assets include a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878) and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan, which is in the process of being sold.

Contacts

Investors	Media
Jessica Largent Office: +1 604 648 3957 Email: jessica.largent@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Email: tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of Turquoise Hill’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Turquoise Hill to be materially different from future results, performances or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies, goals and events and the environment in which Turquoise Hill will operate in the future, including the price of copper and gold, anticipated capital and operating costs, the ability to complete the disposition of certain of its non-core assets, such as Turquoise Hill’s 50% interest in Altynalmas Gold Ltd., the ability and timing to complete project financing, the ability to file restated financial statements for the affected periods in a timely manner, and the impact of those restatements on previously filed audited annual financial statements and unaudited interim financial statements. Such statements and information may also relate to the evolution of discussions between Turquoise Hill and Rio Tinto with the Government of Mongolia on a range of issues relating to the implementation of the Investment Agreement, project development costs, operating budgets and management fees and governance. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements and information include, among others, copper and gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, legal and political risks in Mongolia, regulatory restrictions (including environmental regulatory restrictions and liability), actions by governmental authorities, litigation risks, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs for the construction and operation of the Oyu Tolgoi mine and defective title to mineral claims or property. Although Turquoise Hill has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

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With respect to specific forward-looking information and statements concerning the construction, development and prospects of the Oyu Tolgoi mine, Turquoise Hill has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction of mining and processing facilities; the impact of changes in interpretation of, or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the availability and cost of appropriate smelting and refining arrangements; the obtaining of necessary environmental and other government permits, and the timing of those permits; the availability of funding on reasonable terms; the timing and availability of a coal-fired power plant for Oyu Tolgoi mine; projected copper and gold prices and demand; anticipated yearly production of copper and gold at the Oyu Tolgoi mine; and the development and concentrator nameplate capacity of the project’s second phase of development expansion and associated costs.

All such forward-looking information and statements are based on certain assumptions and analyses made by Turquoise Hill’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” in Turquoise Hill’s Annual Information Form and MD&A filed on SEDAR and EDGAR. The reader is cautioned not to place undue reliance on forward-looking information or statements.

The MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. See the discussion under the headings “Language Regarding Reserves and Resources” and “Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” in the Company’s MD&A filed on SEDAR and EDGAR. Except as required by law, Turquoise Hill does not assume the obligation to revise or update these forward-looking statements and forward-looking information after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

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